Exhibit 4(a)(26)

Bank Hapoalim

Main Management

Industry & Local Authorities Sector

23 Menahem Begin Road, Tel Aviv

Telephone: 03-5673021

Fax: 03-5672995

Date: August 29, 2007

To: ViryaNet Ltd.

Dear Sir or Madam,

Whereas	on March 14, 2005 your company signed an irrevocable letter of undertaking towards us, which was amended on December 22, 2005 (hereinafter, jointly: the “Letter of Undertaking”), with respect to the amounts which your company owes and/or will owe the bank in connection with the banking services provided and/or to be provided to it by us and/or in connection with the guarantees signed and/or to be signed by it as security for debts and obligations of other entities to us (hereinafter: the “said Amounts”); and

Whereas	within the framework of the Letter of Undertaking, your company undertook, inter alia, that: (a) the ratio of the shareholders’ equity to its total balance will not be less than 17%, but that in any event the shareholders’ equity will not be less at any time whatsoever than the amount in NIS equivalent to $ 3,000,000 (three million US dollar); and (b) the cash balance as of January 1, 2006 as well as the cash balances as reported in its quarterly and annual financial statements (consolidated) starting from July 1, 2006, which are audited or reviewed by a certified external auditor, at any time and from time to time, will not be less than an amount in NIS equivalent to $ 1,000,000 (one million US dollar) (hereinafter, jointly: the “said Undertakings”); and

Whereas	failure to comply with any of the said Undertakings entitles us, inter alia, to declare all or any of the said Amounts, immediately due and payable; and

Whereas	your company has advised us that it neither is in compliance nor will be in compliance with the said Undertakings with respect to the second quarter of 2007 (which terminated at the end of June) and accordingly, your company has sought to obtain the bank’s approval and consent not to declare all or any of the said Amounts immediately due and payable; and

Whereas	it has been agreed between us and your company that the Letter of Undertaking be amended, all as stated in this Letter below;

Accordingly, at your request, we hereby confirm to your company as follows:

1.	The preamble hereto constitutes an integral part hereof.

2.	We hereby confirm to your company that your company’s failure to comply with the said Undertakings with respect to the quarter which terminated at the end of June 2007 will not in itself constitute a ground for declaring all or any of the said Amounts immediately due and payable.

3.	It is hereby agreed, that as of August 1, 2007, the said Undertakings will be amended in the following manner (the amended undertakings will hereinafter be referred to as: the “Current Undertakings”):

In lieu of the contents of the Letter of Undertaking, your company will undertake to us that: (a) the ratio of the shareholders’ equity to its total balance will not be less than 13%, but that in any event the shareholders’ equity will not be less at any time whatsoever than the amount in NIS equivalent to $ 1,500,000 (one million and five hundred US dollar); and (b) the cash balances as shall be reported in its quarterly and annual financial statements (consolidated) starting from August 1, 2007, which are audited or reviewed by a certified external auditor, at any time and from time to time, will not be less than an amount in NIS equivalent to $ 500,000 (five hundred thousand US dollar).

Apart from the foregoing, there will be no change in the Letter of Undertaking and/or the terms thereof.

4.	Furthermore, at your request, we hereby confirm to your company that failure to comply with the Current Undertakings during the third quarter of 2007 (which will terminate at the end of September) and/or the fourth quarter of 2007 (which will terminate at the end of December) will not in itself constitute a ground for declaring all or any of the said Amounts immediately due and payable.

5.	For the avoidance of any doubts, nothing in the foregoing shall derogate from your company’s obligations to us and/or from our rights vis-à-vis your company, either pursuant to the Letter of Undertaking or by virtue of the other documents signed and/or to be signed vis-à-vis us in connection with the said Amounts.

Sincerely,

Bank Hapoalim Ltd.

Main Management

A Fransis                D. Uri

To: Bank Hapoalim Ltd.

We hereby confirm the foregoing, including, in particular, in connection with section 3.

Date: August 29, 2007	/s/ Samuel HaCohen
ViryaNet Ltd.

Name: Samuel HaCohen
Position: Chairman of the Board of Directors

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Legal Counsel Confirmation

I, Liat Shefer, being legal counsel to ViryaNet Ltd. (hereinafter the “Company”), do hereby confirm that this agreement was executed in accordance with the law and by the Company’s authorized signatory and I confirm that the above signature shall bind the Company for all intents and purposes.

Date: August 29, 2007	/s/ Liat Shefer, Adv.
Signature and Stamp